UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2009

SEC File No. 000-53294

ANIMAS RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)
1. Press Releases: February 5, 2009 February 29, 2009 March 2, 2009 March 18, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.           Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under  Securities Exchange Act of 1934.                       Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd. -- SEC File No. 000-53294 (Registrant)

Date: March 24, 2009	/s/ Winnie Wong
Winnie Wong, Chief Financial Officer